Exhibit 99.1

Contact:

Patty Kehe

Corporate Secretary

Dynasil Corporation of America

Phone: 617.668.6855

pkehe@dynasil.com

Dynasil Corporation of America Reports

Third Quarter Fiscal 2017 Results

Newton, MA, August 14, 2017 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced it is continuing its efforts to improve gross profit margin in the Company’s operating segments.

“Our third quarter was particularly difficult across our core research and optics businesses,” said Peter Sulick, Dynasil CEO. “While we have maintained operating profitability and margins, the combination of the loss in revenue from two large OEM customers, one a UK customer and the other a domestic customer, and a substantial delay in funding our approved government projects all hit us during the same quarter. The results of these revenue disruptions were a reduction of $1.0 million in Optics revenue for the quarter and a $0.6 million reduction in contract research revenue. Fortunately, all of this was timing-related and not due to any longer term systemic issues. Indications are that both large commercial customers are returning to prior order levels during the fourth quarter.

“We anticipate RMD returning to a normal operating posture during the fourth quarter. On the positive side, most delayed projects have now been funded and RMD had an excellent year for project awards,” continued Mr. Sulick. “Consequently, as of today, RMD’s project backlog and funded project levels are at one of the highest points in the past five years. This unusual swing was unanticipated and disruptive, but the situation at RMD is normalizing.

“One bright spot continues to be the RMD commercial revenue which should end the year at approximately three times the prior year level of $600,000. RMD’s CLYC dual mode scintillator is getting considerable market traction, particularly within the personalized radiation detector (PRD) market. We anticipate this business to continue to grow into 2018. In addition, RMD has a product pipeline which we anticipate coming on line serially over the next eighteen months, resulting in continued growth in RMD commercial revenue.

Certain key metrics by segment for the current quarter and the same period last year are presented below:

Results of Operations for the Three Months Ended June 30, 2017

	Optics	Contract Research	Biomedical	Total
Revenue	$4,837,000	$3,999,000	$-	$8,836,000
Gross profit	1,655,000	1,709,000	-	3,364,000
GM %	34%	43%	-	38%
Operating expenses	1,619,000	1,640,000	377,000	3,636,000
Operating income (loss)	$36,000	$69,000	$(377,000)	$(272,000)

Results of Operations for the Three Months Ended June 30, 2016

	Optics	Contract Research	Biomedical	Total
Revenue	$5,780,000	$4,626,000	$-	$10,406,000
Gross profit	2,012,000	1,915,000	-	3,927,000
GM %	35%	41%	-	38%
Operating expenses	1,604,000	1,601,000	396,000	3,601,000
Operating income (loss)	$408,000	$314,000	$(396,000)	$326,000

Dynasil’s net income (loss) attributable to common stockholders was approximately ($0.2) million or ($0.01) per share for the quarter ended June 30, 2017, compared to net income of $0.3 million or $0.02 per share for the quarter ended June 30, 2016.

Earnings attributable to common stockholders for the nine months ended June 30, 2017 were $2.6 million or $0.15 per common share, largely as the result of a U.S. income tax benefit resulting from the deconsolidation for tax purposes of Xcede Technologies, Inc., the Company’s tissue sealant technology development joint venture. Because of the previously discussed Xcede Technologies’ transactions in November 2016, Dynasil’s ownership percentage in Xcede decreased to less than 80% and Dynasil will no longer include Xcede in its consolidated federal tax return, which resulted in an income tax benefit in the amount of $2.7 million for the nine months ended June 30, 2017.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today, Monday, August 14, 2017. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page at or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, MA, with additional operations in MA, MN, NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. Actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors, including without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, Xcede’s ability to produce preclinical data sufficient to enable it to initiate clinical studies of its resorbable hemostatic patch, clinical results of Xcede’s programs which may not support further development, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company's Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	June 30, 2017	September 30, 2016
ASSETS
Current Assets
Cash and cash equivalents	$1,790,000	$2,607,000
Accounts receivable, net	3,404,000	3,502,000
Costs in excess of billings and unbilled receivables	1,183,000	1,208,000
Inventories, net of reserves	4,117,000	3,726,000
Prepaid expenses and other current assets	1,133,000	1,078,000
Total current assets	11,627,000	12,121,000

Property, Plant and Equipment, net	6,815,000	7,223,000
Other Assets
Intangibles, net	1,067,000	1,067,000
Deferred tax asset	2,766,000	-
Goodwill	5,894,000	5,898,000
Security deposits	13,000	60,000
Total other assets	9,740,000	7,025,000

Total Assets	$28,182,000	$26,369,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,994,000	$2,477,000
Capital lease obligations, current	96,000	105,000
Convertible notes and accrued interest	-	3,085,000
Accounts payable	1,426,000	1,627,000
Deferred revenue	109,000	238,000
Accrued expenses and other liabilities	2,392,000	2,955,000
Total current liabilities	6,017,000	10,487,000

Long-term Liabilities
Long-term debt, net of current portion	1,182,000	736,000
Capital lease obligations, net of current portion	102,000	173,000
Deferred tax liability	253,000	263,000
Other long-term liabilities	37,000	43,000
Total long-term liabilities	1,574,000	1,215,000

Stockholders' Equity
Dynasil stockholders' equity	19,093,000	14,973,000
Noncontrolling interest	1,498,000	(306,000)
Total stockholders' equity	20,591,000	14,667,000

Total Liabilities and Stockholders' Equity	$28,182,000	$26,369,000

Dynasil Corporation of America

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Net revenue	$8,836,000	$10,406,000	$28,065,000	$32,899,000
Cost of revenue	5,472,000	6,479,000	17,386,000	20,930,000
Gross profit	3,364,000	3,927,000	10,679,000	11,969,000
Operating expenses:
Sales and marketing	255,000	246,000	848,000	923,000
Research and development	176,000	196,000	707,000	761,000
General and administrative	3,205,000	3,159,000	9,321,000	9,759,000
(Gain) loss on sale of assets	-	-	-	(4,000)

Total operating expenses	3,636,000	3,601,000	10,876,000	11,439,000
Income (loss) from operations	(272,000)	326,000	(197,000)	530,000
Interest expense, net	53,000	78,000	164,000	215,000
Income (loss) before taxes	(325,000)	248,000	(361,000)	315,000
Income tax (credit)	(111,000)	32,000	(2,769,000)	101,000
Net income (loss)	(214,000)	216,000	2,408,000	214,000
Less: Net loss attributable to noncontrolling interest	(64,000)	(42,000)	(197,000)	(118,000)
Net income (loss) attributable to common stockholders	$(150,000)	$258,000	$2,605,000	$332,000

Net income (loss)	$(214,000)	$216,000	$2,408,000	$214,000
Other comprehensive income (loss):
Foreign currency translation	212,000	(417,000)	(18,000)	(673,000)
Total comprehensive income (loss)	(2,000)	(201,000)	2,390,000	(459,000)

Less: comprehensive income (loss) attributable to noncontrolling interest	(64,000)	(42,000)	(197,000)	(118,000)

Total comprehensive income (loss) attributable to common stockholders	$62,000	$(159,000)	$2,587,000	$(341,000)

Basic net income (loss) per common share	$(0.01)	$0.02	$0.15	$0.02
Diluted net income (loss) per common share	$(0.01)	$0.02	$0.15	$0.02

Weighted average shares outstanding
Basic	16,945,744	16,698,205	16,879,864	16,628,279
Diluted	16,945,744	16,701,737	16,879,864	16,671,016